Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Angel Pond Holdings Corporation

Subject Company: Angel Pond Holdings Corporation

Filer’s Commission File Number: 1-40382

Date: May 5, 2022

MariaDB SkySQL Wins World’s Premier Business Award, a Gold Stevie®

SkySQL’s simplicity, scalability and cost savings impressed judges, who also highlighted its superior multi-cloud performance compared to existing cloud databases

May 05, 2022 08:00 AM Eastern Daylight Time

REDWOOD CITY, Calif. & HELSINKI—(BUSINESS WIRE)—MariaDB® Corporation today announced that MariaDB SkySQL has won a Gold Stevie® Award, one of the prestigious 2022 American Business Awards®, in the Customer Data Platform category for Business Technology.

.@MariaDB #SkySQL does it again! Winning the gold ? in

@TheStevieAwards, read more here: https://bit.ly/3FoWRmQ

Tweet this

More than 230 professionals worldwide participated in the judging process to select this year’s Stevie Award winners. About SkySQL, one judge said, “The features of the product that caught my attention are for its simplicity, scalability and cost-saving. Database-as-a-Service (DBaaS) lightens the administrative burden on existing IT staff and frees them to work on applications and innovation. With an on-premises database system, development teams typically need to request access through IT, a process that can take days or weeks. In contrast, with MariaDB SkySQL, developers can help themselves with database capabilities and spin up and configure a database that’s ready to integrate with their application in minutes.”

“The most important advantage of SkySQL is its ability to be hosted on multi-cloud providers and yet perform better compared to the existing cloud databases,” added another judge. “Kudos to the team [for building] a highly available multi-cloud platform.”

SkySQL is MariaDB’s DBaaS, a push-button cloud solution that takes care of everything from provisioning the cloud infrastructure to installing and deploying the database, configuring the database for production environments and automating failover. It is capable of scaling to millions of transactions per second with ease using distributed SQL and can deploy modern data warehouses for interactive, ad hoc analytics on massive data sets to meet enterprise demands – all while saving customers up to 90% of their legacy database cost.

“We’re thrilled to win a Gold Stevie®,” said Jon Bakke, head of global field operations, MariaDB Corporation. “This important recognition serves as another proof point that MariaDB SkySQL’s scalability, reliability, ease of use and world-class support are what enterprises need to safely run mission-critical transactional and analytical workloads on clouds of their choice.”

More than 3,700 nominations from organizations of all sizes and in virtually every industry were submitted in this year’s Stevie Awards for consideration.

MariaDB and its award-winning products have received additional recognition in recent months, including:

•	InfoWorld’s 2022 Technology of the Year Awards

•	CRN’s Coolest Database System Companies Of The 2022 Big Data 100

•	InsideBIGDATA’s IMPACT 50 List

•	Finalist in the U.K. National Technology Awards Cloud Product of the Year

•	LinuxQuestions.org Members Choice Awards for “Database of the Year”

Try MariaDB SkySQL today, available on both Amazon Web Services (AWS) and Google Cloud.

Additional Resources

•	Explore MariaDB SkySQL and get started now

•	Visit mariadb.com

•	Follow @mariadb on Twitter

•	Read MariaDB’s blog

•	Earlier this year MariaDB announced the intent to become a publicly traded company via combination with Angel Pond Holdings Corporation (NYSE:POND). To learn more, go to https://mariadb.com/IPO.

About MariaDB Corporation

MariaDB frees companies from the costs, cloud lock-in, constraints and complexity of proprietary databases, enabling them to reinvest in what matters most – rapidly developing innovative, customer-facing applications. MariaDB uses pluggable, purpose-built storage engines to support workloads that previously required a variety of specialized databases. With complexity and constraints eliminated, enterprises can now depend on a single complete database for their needs, whether on commodity hardware or their cloud of choice. Deployed in minutes for transactional, analytical or hybrid use cases, MariaDB delivers unmatched operational agility without sacrificing key enterprise features, including real ACID compliance and full SQL. Trusted by organizations such as Bandwidth, DigiCert, InfoArmor, Oppenheimer, Samsung, SelectQuote, SpendHQ – MariaDB meets the same core requirements as proprietary databases at a fraction of the cost. No wonder it’s one of the fastest-growing database management systems companies. Real business relies on MariaDB™.

About the Stevie Awards

Stevie Awards are conferred in eight programs: the Asia-Pacific Stevie Awards, the German Stevie Awards, the Middle East & North Africa Stevie Awards, The American Business Awards®, The International Business Awards®, the Stevie Awards for Women in Business, the Stevie Awards for Great Employers, and the Stevie Awards for Sales & Customer Service. Stevie Awards competitions receive more than 12,000 entries each year from organizations in more than 70 nations. Honoring organizations of all types and sizes and the people behind them, the Stevies recognize outstanding performances in the workplace worldwide. Learn more about the Stevie Awards at http://www.StevieAwards.com.

Contacts

James Meredith

pr@mariadb.com

About Angel Pond

Angel Pond Holdings Corporation (NYSE:POND) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Angel Pond was co-founded by Dr. Theodore T. Wang, a former Partner of Goldman Sachs, and Mr. Shihuang “Simon” Xie, a co-founder of China e-commerce company Alibaba Group. For more information, visit https://www.angelpond.com/.

About MariaDB

MariaDB Corporation Ab frees companies from the costs, cloud lock-in, constraints and complexity of proprietary databases, enabling them to reinvest in what matters most – rapidly developing innovative, customer-facing applications. MariaDB uses pluggable, purpose-built storage engines to support workloads that previously required a variety of specialized databases. With complexity and constraints eliminated, enterprises can now depend on a single complete database for their needs, whether on commodity hardware or their cloud of choice. Deployed in minutes for transactional, analytical or hybrid use cases, MariaDB delivers unmatched operational agility without sacrificing key enterprise features, including real ACID compliance and full SQL. Trusted by organizations such as, Bandwidth, DigiCert, InfoArmor, Oppenheimer, Samsung, SelectQuote, SpendHQ – MariaDB meets the same core requirements as proprietary databases at a fraction of the cost. No wonder it’s one of the fastest growing database management systems companies. Real business relies on MariaDB™.

Important Information for Investors and Shareholders

In connection with the proposed transaction, Angel Pond will have a registration statement on Form S-4 (the “Registration Statement”) filed with the SEC, which will include a preliminary proxy statement to be distributed to holders of Angel Pond’s ordinary shares in connection with Angel Pond’s solicitation of proxies for the vote by Angel Pond’s shareholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Angel Pond’s and MariaDB’s shareholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, Angel Pond will mail a definitive proxy statement, when available, to its shareholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Angel Pond, MariaDB and the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from the respective companies by contacting the investor relations department of Angel Pond or MariaDB at the following:

Angel Pond Contact Information

Hanchen Jin

info@angelpond.com

+1-212 -878-3702

MariaDB Contact Information
Investors:	Media:
ir@mariadb.com	pr@mariadb.com

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Angel Pond’s and MariaDB’s future operations, anticipated growth, financial or operating results, capital allocation, market opportunities, strategies, anticipated business levels, future earnings, planned activities, dividend policy, debt ratio, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Angel Pond’s securities, (ii) the risk that the transaction may not be completed by Angel Pond’s business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the transactions contemplated by the Business Combination Agreement, by and between Angel Pond, Mangomill plc, Meridian MergerSub Inc. and MariaDB, dated as of January 31, 2022 (the “Merger Agreement”) by the shareholders of Angel Pond and MariaDB, respectively, and the satisfaction of the minimum cash condition, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on MariaDB’s business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of MariaDB and potential difficulties in MariaDB employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against MariaDB or against Angel Pond related to the Merger Agreement or the proposed transaction, (ix) the ability to maintain the listing of Angel Pond’s securities or MariaDB plc’s securities on a national securities exchange, (x) the price of Angel Pond’s securities may be volatile due to a variety of factors, including the uncertainty of demand in the market that Angel Pond plans to operate or MariaDB operates, variations in operating performance across competitors, changes in laws and regulations affecting the business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xii) the ability to discover, develop and protect new technologies and to protect and enforce MariaDB’s or Angel Pond’s intellectual property rights, (xiii) the fact that significant capital investment is required for the research & development of intellectual property and other proprietary information to improve and scale technological processes, (xiv) the fact that MariaDB is an early stage company with a history of losses and its future profitability is uncertain, (xv) the uncertainty of financial projections which rely in part on assumptions about customer demand based on ongoing negotiations and indications of interest from potential customers, (xvi) the risk of downturns and a changing regulatory landscape in a highly competitive industry, (xvii) risks relating to the value of MariaDB plc’s securities to be issued in the transaction and uncertainty as to the long-term value of MariaDB plc’s securities, (xviii) disruptions and other impacts to MariaDB’s business as a result of the COVID-19 pandemic and other global health or economic crises, (xix) the amount of redemption requests made by Angel Pond’s shareholders, which could be significant, (xx) those factors discussed in Angel Pond’s final prospectus filed with the SEC on May 19, 2021 under the “Risk Factors” heading, and other documents Angel Pond has filed, or will file, with the SEC, and (xxi) other risks to Angel Pond’s and MariaDB’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; the loss of one or more significant customers or a significant reduction of business with customers; ability, cost and impact on business operations, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions; business or supply disruption; security threats, such as acts of sabotage, terrorism or war, and natural disasters which could result in a significant operational event for MariaDB or Angel Pond; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed regarding the transaction. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties may be found in each of Angel Pond and MariaDB plc’s subsequent reports on Form 10-Q, Form 10-K, Form 8-K, and other SEC filings, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Angel Pond’s or MariaDB’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Angel Pond nor MariaDB assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

Angel Pond, MariaDB and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Angel Pond’s shareholders in connection with the proposed business combination. Information about Angel Pond’s directors and executive officers and their ownership of Angel Pond’s securities is set forth in Angel Pond’s final prospectus filed with the on SEC May 19, 2021. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Angel Pond, MariaDB plc or MariaDB, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.